FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400


06016368

August 22, 2006


SEC MAIL
RECEIVED
PROCESSING
AUG 28 2006
WASH. D.C.
209
SECTION

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: ~~FJH~~ FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

PROCESSED
AUG 31 2006
THOMSON
FINANCIAL

Dlw 8/29

45816861.1

FJH


SEC MAIL
RECEIVED
PROCESSING
AUG 28 2006
SECTION

FJH: Significant improvement in turnover and results for second quarter

- **Consolidated turnover 15.3 million Euro, EBIT -0.1 million Euro**
- **Significant increase in turnover per employee and operative cash flow**
- **Previous FJH profitable and stops outflow of funds**

Munich, 22 August 2006 – Insurance and finance software specialists and consultants FJH AG (ISIN DE0005130108) today announces its results for the second quarter of 2006. Consolidation has included Pylon AG, which was taken over at the end of March, since April 1st 2006. Turnover in the second quarter of 2006 increased to 15.3 million Euro (2005: 14.5 million Euro, or 12.9 million Euro after adjustment for special items), and EBIT improved to -0.1 million Euro (2005: -1.8 million Euro). The results for the quarter after taxes lies at -0.1 million Euro (2005: -1.4 million Euro).

Total turnover for the first half of 2006 lies at 28.0 (2005: 28.0 million Euro, or 26.4 million Euro after adjustment for special items); EBIT lies at -0.6 million Euro (2005: -2.0 million Euro), and the result after taxes is -0.7 million Euro (2005: 1.7 million Euro).

Turnover per employee, as annualised on the basis of the second quarter 2006, has reached 118.000 Euro and shows a significant improvement against the previous year's value of 94.000 (or 83.000 after adjustment for special items) Euro. Operative cash flow has reached a value of -0.3 million Euro (2005: -1.9 million Euro).

On the basis of the previous FJH AG – and therefore prior to consolidation of Pylon AG – turnover for the second quarter 2006 lies at 13.2 million Euro (2005: 14.5 million Euro, or 12.9 million Euro after adjustment for special items). Both EBIT at 0.5 million Euro (2005: -1.8 million Euro) and the result for the quarter after taxes at 0.5 million Euro (2005: -1.4 million Euro) are back in the black. The extensive outflow of funds from operative business was virtually stopped altogether prior to the consolidation of Pylon AG: the operative cash flow for the second quarter is -0.1 million Euro (2005: -1.9 million Euro) and represents a significant improvement against the previous quarter (Q1 2006: -3.4 million Euro).

Thus the favourable environment and the current order situation for FJH AG give reason for optimism against a background of positive developments. The order backlog is developing well, and the acquisition pipeline volume is also on the increase. There are currently a number of advanced acquisitions with a high degree of individual potential, of which a noticeable amount should be realisable in the short to mid-term. The result is an increase in the number of orders which should become visible as turnover as of the fourth quarter.

The management board is anticipating a turnover of around 61 million Euro and EBIT of around 2.5 million Euro based on 0.5 million Euro planned integration costs for Pylon AG. Further business developments will drop slightly for FJH AG in the third quarter due to seasonal influences, only to

increase significantly in the fourth quarter. A stronger increase in turnover and results are anticipated for the business year 2007 in contrast to 2006, as is a high, single-figure rate of return for EBIT.

On the basis of its business model as "House for the Industry and Service Provider" – and strengthened by Pylon AG – FJH AG will forcefully exploit the chances offered by the German-speaking and foreign markets, whilst ensuring the market-driven, continuous development of its business model. This strategy is also based on the assumption that the current flood of reports from leading insurance companies regarding extensive cost-cutting measures and economies are not a temporary occurrence. In fact, these trendsetters are actively pursuing the objective of a permanent industrialisation of their business operations in the same sequence of events previously observed in other sectors. Process standardisation will be followed by a reduction in vertical integration in conjunction with a relocation of unprofitable business processes. The insurance industry is at the beginning of a development that began in the banking industry some years ago. As commented by Mr. Junker and Mr. Junold: "FJH is therefore able to provide at exactly the right time the future-proof production systems needed in the form of releasable standard software and aggregated services for life insurance companies. Thus we have an excellent opportunity to expand and strengthen our position for the long term as a central provider to the industry in the German-speaking and foreign markets."

About FJH:

FJH AG is a leading consultancy and software house for the insurance and pensions market. Under its brand name FJA the FJH Group offers a broad portfolio of software solutions to support insurance companies and pension providers in all key areas and issues. Products include policy administration systems, process and document management software and point-of-service solutions through to systems for asset liability management and corporate control.

FJH has longstanding business relations with around half of all life insurers in Germany for whom it has successfully implemented numerous major projects over the last 25 years; its clients also include renowned health and non-life insurers. Globally, its software is used in 26 countries spanning five continents, including the USA and Australia and many Eastern European countries.

Currently, the FJH Group employs 518 people at its head office in Munich, its German offices in Hamburg, Cologne and Stuttgart and its subsidiaries in Switzerland, Austria, the USA and Slovenia.

The Company was founded in 1980 and has been listed on the Frankfurt Stock Exchange since February 2000. FJH AG was included in the Prime Standard index in January 2003.

Further information is available from:

FJH AG, Ragna Strutz, Manager for Public Relations / Investor Relations, Elsenheimerstraße 65, 80687 München, Telephone 089 769 01 517, Fax 089 769 01 606, Email ragna.strutz@fjh.com